Exhibit 1.1

PURCHASE AND SALE AGREEMENT

By and Among

ITOCHU COAL INTERNATIONAL INC.,

ITOCHU CORPORATION

and

ARCH COAL, INC.

Covering the Acquisition of

All of ITOCHU COAL INTERNATIONAL INC.’s
Limited Liability Company Interest

in

CANYON FUEL COMPANY, LLC

July 14, 2004

TABLE OF CONTENTS

1.	Definitions	1
2.	The Transactions	4
	(a) Sale of LLC Interest	4
	(b) Consideration	4
	(c) The Closing	4
	(d) Actions at the Closing	4
	(e) Tax Information	5
3.	Representations and Warranties Concerning the Transaction	5
	(a) Representations and Warranties Concerning Seller and Parent	5
	(b) Representations and Warranties Concerning Buyer	6
4.	Covenants of the Parties	7
	(a) Further Assurances	7
	(b) HSR Filing	7
	(c) Release of Guarantees	8
	(d) Publicity	8
5.	Conditions to Obligations to Close	8
	(a) Conditions to Obligation of Seller and Parent	8
	(b) Conditions to Obligation of Buyer	9
6.	Termination	10
	(a) Termination	10
	(b) Effect of Termination	11
7.	Remedies for Breaches of this Agreement	11
	(a) Survival of Representations and Warranties	11
	(b) Indemnification Provisions for Benefit of Buyer	11
	(c) Indemnification Provisions for Benefit of Seller and Parent	12
	(d) Matters Involving Third Parties	12
	(e) Determination of Amount of Adverse Consequences	13
	(f) Compliance with Express Negligence Rule	14
	(g) Tax Treatment of Indemnity Payments	14
8.	Miscellaneous	14
	(a) No Third-Party Beneficiaries	14
	(b) Succession and Assignment	14
	(c) Counterparts	14
	(d) Notices	14
	(e) Governing Law	15
	(f) Remedy and Waiver	15
	(g) Amendments and Waivers	16
	(h) Severability	16
	(i) Transaction Expenses	16
	(j) Construction	16
	(k) Entire Agreement	17

Exhibits

Exhibit A:	Assignment and Assumption Agreement

Exhibit B:	Promissory Note

Exhibit C:	Secretary’s Certificate of Seller

Exhibit D:	Secretary’s Certificate of Buyer

Exhibit E:	Officer’s Certificate of Parent

Exhibit F:	Officer’s Certificate of Buyer

Exhibit G:	Form of Legal Opinion of Parent’s Counsel

PURCHASE AND SALE AGREEMENT

     THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) dated as of July 14, 2004 is by and among ITOCHU COAL INTERNATIONAL INC., a Delaware corporation (“Seller”), ITOCHU CORPORATION, a corporation formed under the laws of Japan (“Parent”), and ARCH COAL, INC., a Delaware corporation (“Buyer”). Seller, Parent and Buyer are sometimes referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS

     WHEREAS, Seller and Arch Western Resources, LLC, a Delaware limited liability company and Buyer’s subsidiary (“Arch Western”), have entered into the Third Amended and Restated Partnership Agreement of Canyon Fuel Company, LLC, a Delaware limited liability company (“Canyon Fuel”), dated as of June 1, 1998 (the “LLC Agreement”), pursuant to which Seller is the owner of 35% of the limited liability company interest in Canyon Fuel and Arch Western is the owner of the remaining 65% limited liability company interest in Canyon Fuel; and

     WHEREAS, subject to the terms and conditions set forth in this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, Seller’s limited liability company interest in Canyon Fuel (the “LLC Interest”).

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, the Parties hereby agree as follows:

AGREEMENT

     1. Definitions. Unless otherwise provided for herein, the following terms have the following meanings:

     “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, damages, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, Encumbrances, losses, expenses, payments and fees of every type and nature whatsoever, legal or equitable, or any item similar or related to the foregoing, including, without limitation, the reasonable cost of the investigation and preparation of defense, court costs and attorneys’ fees and expenses, but excluding any punitive, exemplary, special, indirect, remote, speculative or consequential damages (including any damages on account of lost profit or opportunities).

     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 134, as amended.

     “Agreement” has the meaning set forth in the preface.

     “Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement between Buyer and Seller, a form of which is attached hereto as Exhibit A, pursuant to which Seller shall assign the LLC Interest to Buyer and Buyer shall expressly assume all liabilities of Canyon Fuel, including, without limitation, employee related liabilities and mine reclamation and closing liabilities.

     “Buyer” has the meaning set forth in the preface.

     “Buyer Indemnitees” means, collectively, Buyer and its Affiliates and each of their respective officers (or natural persons performing similar functions), directors (or natural persons performing similar functions), employees, agents and representatives to the extent acting in such capacity.

     “Canyon Fuel” has the meaning set forth in the preface.

     “Closing” has the meaning set forth in Section 2(c).

     “Closing Date” has the meaning set forth in Section 2(c).

     “Code” means the Internal Revenue Code of 1986, as amended, or any successor Law.

     “Encumbrance” means any mortgage, pledge, lien, encumbrance, charge or security interest.

     “Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, department, board, bureau, official, or other regulatory, administrative or governmental authority or instrumentality of the United States, any foreign country, or domestic or foreign state, county, city, local or other political subdivision.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

     “HSR Filing” means the notification and report form required to be filed by the Parties with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice under the HSR Act with respect to the transactions contemplated by this Agreement.

     “Indemnified Party” has the meaning set forth in Section 7(d).

     “Indemnifying Party” has the meaning set forth in Section 7(d).

     “Interest Amount” means interest which shall accrue on the $112 million base Purchase Price at a rate of 4.0% per annum, commencing on July 17, 2004 and continuing through the Closing Date

     “Laws” means any applicable federal, state, municipal, local, foreign, international, multinational or administrative law, constitution, statute, code, ordinance, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any kind or nature whatsoever, including any public policy, judgment or principle of common law, of any applicable Governmental Authority.

     “LLC Agreement” has the meaning set forth in the Recitals.

     “LLC Interest” has the meaning set forth in the Recitals.

     “Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of formation, regulations, operating agreement, limited liability company agreement, certificate of limited liability company, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

     “Parent” has the meaning set forth in the preface.

     “Parent Indemnitees” means, collectively, Parent and each of its respective Affiliates and each of its respective officers (or Persons performing similar functions), directors (or Persons performing similar functions), employees, agents, and representatives.

     “Party” and “Parties” have the meanings set forth in the preface.

     “Person” means an individual or entity, including any partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, unincorporated organization, or Governmental Authority (or any department, agency or political subdivision thereof) or any other legal entity.

     “Promissory Note” means that certain Promissory Note executed by Buyer in favor of Seller in the aggregate principal amount of $22 million, a form of which is attached hereto as Exhibit B.

     “Purchase Price” means an amount equal to (i) $112 million, plus (ii) the Interest Amount.

     “Securities Act” means the Securities Act of 1933, as amended from time to time.

     “Seller” has the meaning set forth in the preface.

     “Seller Indemnitees” means, collectively, Seller and each of its respective Affiliates and each of its respective officers (or Persons performing similar functions), directors (or Persons performing similar functions), employees, agents, and representatives.

     “Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), custom duties, capital stock, franchise, profits, withholding, social security (or similar excises), unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, duty, excise, assessment, fee or other governmental charge of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

     “Third-Party Claim” has the meaning set forth in Section 7(d).

     “Transaction Agreements” means, collectively, this Agreement, the Assignment and Assumption Agreement, the Promissory Note and all other agreements, documents, certificates or instruments executed and delivered in connection with the transactions contemplated herein.

     2. The Transactions.

          (a) Sale of LLC Interest. Subject to the terms and conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, at the Closing, all of Seller’s right, title and interest in and to the LLC Interest.

          (b) Consideration(i) . Subject to the terms and conditions of this Agreement and in consideration for the purchase of the LLC Interest, Buyer agrees to pay the Purchase Price to Seller in the following manner: (i) an amount at Closing equal to $90 million plus the Interest Amount, in cash, payable by wire transfer of immediately available federal funds to an account specified by Seller, and (ii) the remaining $22 million over the twenty calendar quarters following the Closing Date pursuant to the terms of the Promissory Note.

          (c) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Latham & Watkins LLP, 650 Town Center Drive, Costa Mesa, CA (i) at 10:00 a.m., Los Angeles time, as soon as reasonably practicable, but in no event later than the third business day after the last of all the conditions to the respective obligations of the Parties set forth in Section 5 hereof shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or (ii) at such other time and date as the Parties shall mutually agree (the “Closing Date”).

          (d) Actions at the Closing. At the Closing,

               (i) Buyer will pay to Seller the portion of the Purchase Price due at Closing, as set forth in clause (i) of Section 2(b) above, by wire transfer of immediately available federal funds to an account or accounts specified by Seller;

               (ii) Buyer will execute the Promissory Note and deliver the same to Seller;

               (iii) Seller and Buyer will execute the Assignment and Assumption Agreement;

               (iv) Seller will deliver a Secretary’s Certificate substantially in the form of Exhibit C;

               (v) Buyer will deliver a Secretary’s Certificate substantially in the form of Exhibit D;

               (vi) Parent will deliver an Officer’s Certificate substantially in the form of Exhibit E;

               (vii) Buyer will deliver an Officer’s Certificate substantially in the form of Exhibit F;

               (viii) Parent will deliver to Buyer an opinion of legal counsel with respect to the matters set forth on Exhibit G hereto; and

               (ix) Seller will deliver to Buyer resignations of each of its representatives and alternate representatives to the Management Board of Canyon Fuel.

          (e) Tax Information. Buyer will use its reasonable best efforts to deliver to Seller and Parent, within 60 days of the Closing Date, a Form K-1 reflecting the tax information required to be disclosed thereon which is allocable to the LLC Interest for each of (i) the 2003 calendar year (if not required to be delivered to Parent or Seller prior to such date), and (ii) the period from January 1, 2004 to the Closing Date.

     3. Representations and Warranties Concerning the Transaction.

          (a) Representations and Warranties Concerning Seller and Parent. Seller and Parent hereby jointly and severally represent and warrant to Buyer that:

               (i) Organization and Good Standing. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and is duly qualified to transact business and is in good standing in the State of Colorado. Parent is a corporation duly organized, validly existing, and in good standing under the laws of Japan and is duly qualified to transact business and is in good standing in such jurisdictions where the failure to so qualify could reasonably be expected to have a material adverse affect on the business or operations of Parent and its subsidiaries, taken as a whole.

               (ii) Authorization of Transaction. Each of Parent and Seller has the full corporate power and authority to execute and deliver each Transaction Agreement to which it is a party and to perform its obligations thereunder and each Transaction Agreement to which Parent or Seller is or will be a party is or will, as the case may be, constitute the valid and legally binding obligation of such Party enforceable against such Party in accordance with its terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, including limiting the right of specific performance, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). Neither Seller nor Parent need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which it is a party.

               (iii) Title to LLC Interest. Seller has good, valid and marketable title to the LLC Interest, free and clear of all Encumbrances. Upon purchase of the LLC Interest by Buyer and the receipt by Seller of the Purchase Price pursuant hereto, good and valid title to the LLC Interest will pass to Buyer, free and clear of all Encumbrances.

               (iv) Noncontravention. Neither the execution and delivery of any of the Transaction Agreements to which either Seller or Parent is a party, nor the consummation of any of the transactions contemplated thereby, shall (A) violate any Law to which Seller or Parent is subject or any provision of its Organizational Documents or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, indenture, note agreement, loan agreement, contract, lease, license, instrument, or other arrangement (x) to which either Seller or Parent is a party or by which either of them is bound or (y) to which any of their assets are subject (or result in the imposition of any Encumbrance upon any of Seller’s or Parent’s assets), in either case except for such violations, conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations, failures to give notice, Encumbrances or other occurrences that would not have, or would reasonably be expected not to have, a material adverse effect on the ability of Seller or Parent to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which it is a party.

               (v) Brokers’ Fees. Neither Seller nor Parent has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer is, or could become, liable or obligated.

          (b) Representations and Warranties Concerning Buyer. Buyer hereby represents and warrants to Seller that:

               (i) Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and is duly qualified to transact business and is in good standing in the States of Delaware, Missouri, Utah and such other jurisdictions where the failure to so qualify could reasonably be expected to have a material adverse affect on the business or operations of Buyer.

               (ii) Authorization of Transaction. Buyer has the full power and authority to execute and deliver each Transaction Agreement to which it is a party and to perform its obligations thereunder and each Transaction Agreement to which Buyer is or will be a party is or will, as the case may be, constitute the valid and legally binding obligation of Buyer, enforceable against it in accordance with its terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, including limiting the right of specific performance, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental

Authority in order to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which it is a party, other than the HSR Filing.

               (iii) Noncontravention. Neither the execution and delivery of any of the Transaction Agreements to which Buyer is a party, nor the consummation of any of the transactions contemplated thereby, shall (A) violate any Law to which Buyer is subject or any provision of its Organizational Documents, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, indenture, note agreement, loan agreement, contract, lease, license, instrument, or other arrangement (x) to which either Buyer is a party or by which it is bound or (y) to which any of Buyer’s assets are subject (or result in the imposition of any Encumbrance upon any of Buyer’s assets), in either case except for such violations that would not have, or would reasonably be expected not to have, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which it is a party.

               (iv) Brokers’ Fees. Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller is, or could become, liable or obligated.

     4. Covenants of the Parties.

          (a) Further Assurances. Upon the terms and subject to the conditions contained herein, the Parties agree, both before and after the Closing, (i) to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder, and (iii) to cooperate with each other in connection with the foregoing. Without limiting the foregoing, the parties agree to use their respective commercially reasonable efforts (A) to obtain all necessary waivers, consents and approvals from other parties in connection with the transactions contemplated hereby; (B) to defend all Actions challenging this Agreement or the consummation of the transactions contemplated hereby, (C) to lift or rescind any injunction or restraining order or other court order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (D) to give all notices to, and make all registrations and filings with third parties, including without limitation submissions of information requested by governmental authorities, in connection with the transactions contemplated herein and (E) to fulfill all conditions to this Agreement.

          (b) HSR Filing. Within five (5) Business Days after the date hereof, Buyer shall duly file with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the transactions contemplated by this Agreement. The HSR Filing shall be in substantial compliance with the requirements of the HSR Act. Seller and Parent shall cooperate with Buyer to the extent necessary to assist Buyer in the preparation of the HSR Filing, to request early termination of the waiting period required by the HSR Act and, if requested, to promptly amend or furnish additional information thereunder.

          (c) Release of Guarantees. Prior to and after the Closing, Buyer will use its reasonable best efforts to have Seller and Parent released from all third-party guarantees executed by either of them to secure the obligations of Canyon Fuel and which are identified to Buyer by Seller in writing at any time (whether before or after the Closing and promptly upon discovery thereof) (collectively, the “Guarantees”), including, without limitation, those guarantees listed on Schedule 4(c) hereto. In the event Buyer is unable to obtain the release of Seller and/or Parent from any such Guarantee, Buyer will indemnify and hold harmless Seller or Parent, as the case may be, from any and all obligations it may have under such Guarantee.

          (d) Publicity. Neither Buyer, on the one hand, nor Seller or Parent, on the other had, shall issue any press release or make any public statement regarding the transactions contemplated hereby without giving the other Party an opportunity to review and approve such press release or statement, which approval shall not be unreasonably withheld or delayed.

     5. Conditions to Obligations to Close.

          (a) Conditions to Obligation of Seller and Parent. The obligations of Seller and Parent to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

               (i) the representations and warranties of Buyer set forth in Section 3(b) above shall be true and correct in all material respects at and as of the Closing Date;

               (ii) Buyer shall have performed and complied with all of its agreements and covenants hereunder and under each of the other Transaction Documents in all material respects through the Closing;

               (iii) no Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction and no other legal restraint or prohibition shall be in effect which prohibits, restrains, enjoins or restricts the consummation of the transactions contemplated by the Transaction Agreements;

               (iv) no action, suit, or proceeding shall be pending or threatened before any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or under the other Transaction Agreements, or (B) cause any of the transactions contemplated by this Agreement or under the other Transaction Documents to be rescinded following consummation;

               (v) the waiting period (including any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement required pursuant to the HSR Act, to the extent necessary, shall have expired or been terminated;

               (vi) Buyer shall have delivered to Seller and Parent the closing deliveries set forth in Section 2(d); and

               (vii) all actions to be taken by Buyer or any Affiliate of Buyer in connection with consummation of the transactions contemplated hereby and under the other Transaction Documents and all certificates, instruments, and other documents required to effect the transactions contemplated hereby and under the other Transaction Documents will be satisfactory in form and substance to Seller and Parent.

          (b) Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

               (i) the representations and warranties of Seller and Parent set forth in Section 3(a) above shall be true and correct in all material respects at and as of the Closing Date;

               (ii) Seller and Parent each shall have performed and complied with all of its agreements and covenants hereunder and under each of the other Transaction Agreements in all material respects through the Closing;

               (iii) no Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction and no other legal restraint or prohibition shall be in effect which prohibits, restrains, enjoins or restricts the consummation of the transactions contemplated by the Transaction Agreements;

               (iv) no action, suit, or proceeding shall be pending or threatened before any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or under the other Transaction Agreements, or (B) cause any of the transactions contemplated by this Agreement or under the other Transaction Documents to be rescinded following consummation;

               (v) the waiting period (including any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement required pursuant to the HSR Act, to the extent necessary, shall have expired or been terminated;

               (vi) Seller and Parent shall have delivered to Buyer the closing deliveries set forth in Section 2(d); and

               (vii) all actions to be taken by Seller, Parent or any Affiliate of Seller or Parent in connection with consummation of the transactions contemplated hereby and under the other Transaction Agreements and all certificates, instruments, and other documents required to effect the transactions contemplated hereby and under the other Transaction Agreements will be satisfactory in form and substance to Buyer.

     6. Termination.

          (a) Termination. This Agreement may be terminated at any time before the Closing (except as otherwise provided), by written notice from Seller and Parent to Buyer or Buyer to Seller and Parent, as the case may be, as follows:

               (i) by mutual written consent of each of Seller, Parent and Buyer;

               (ii) by either Seller and Parent or Buyer, if a Governmental Authority shall have issued an order, decree or injunction having the effect of making the transactions contemplated by this Agreement illegal or permanently prohibiting the consummation thereof, and such order, decree or injunction shall have become final and nonappealable;

               (iii) by either Seller and Parent or Buyer, at any time after December 31, 2004, upon notification of the non-terminating Party by the terminating Party if the Closing shall not have occurred on before such date and such failure to consummate is not caused by an intentional or knowing breach of this Agreement by the terminating Party;

               (iv) by Seller and Parent, upon a material breach of any covenant or agreement on the part of Buyer set forth in this Agreement, or if (i) any representation or warranty of Buyer that is qualified as to materiality shall have become untrue or (ii) any representation or warranty of Buyer that is not so qualified shall have become untrue in any material respect, in each case such that the conditions set forth in Section 5(a)(i) or Section 5(a)(ii) would not be satisfied (a “Terminating Buyer Breach”); provided, however, that, if such Terminating Buyer Breach is capable of being cured by Buyer prior to the Termination Date, for so long as Buyer continues in good faith to attempt to cure such breach, Seller and Parent may not terminate this Agreement under this Section 6(a)(v); or

               (v) by Buyer, upon a material breach of any covenant or agreement on the part of Seller or Parent set forth in this Agreement, or if (i) any representation or warranty of Seller or Parent that is qualified as to materiality shall have become untrue or (ii) any representation or warranty of Seller and Parent that is not so qualified shall have become untrue in any material respect, in each case such that the conditions set forth in Section 5(b)(i) or Section 5(b)(ii) would not be satisfied (“Terminating Seller Breach”); provided, however, that, if such Terminating Parent Breach is capable of being cured by Seller and Parent prior to the Termination Date, for so long as Seller and Parent continue in good faith to attempt to cure such breach, Buyer may not terminate this Agreement under this Section 6(a)(vi).

          (b) Effect of Termination. In the event of termination of this Agreement by either Seller and Parent or Buyer as provided in Section 6(a), this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Seller, Parent or Buyer or their respective officers, stockholders or directors except with respect to any actual liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

     7. Remedies for Breaches of this Agreement.

          (a) Survival of Representations and Warranties. (i) The representations and warranties of Seller and Parent contained in Sections 3(a)(i) and 3(a)(iv) shall survive the Closing hereunder until the date that is 2 years after the Closing Date. The representations and warranties of Seller and Parent contained in Sections 3(a)(ii), 3(a)(iii) and 3(a)(v) shall survive the Closing indefinitely. The representations and warranties of Buyer contained in Sections 3(b)(i) and 3(b)(iii) shall survive the Closing for a period of 2 years after the Closing Date. The representations and warranties of Buyer contained in Sections 3(b)(ii) and 3(b)(iv) shall survive the Closing indefinitely. The covenants and obligations contained in Section 2, this Section 7 and all other covenants and obligations contained in this Agreement shall survive the Closing indefinitely.

          (b) Indemnification Provisions for Benefit of Buyer.

               (i) Representations and Warranties. In the event: (x) any of the representations or warranties of Seller or Parent is breached; (y) there is an applicable, unexpired survival period pursuant to Section 7(a); and (z) Buyer makes a written claim for indemnification against Seller and/or Parent pursuant to Section 7(d) within such survival period, then Seller and Parent agree to release, indemnify and hold harmless Buyer Indemnitees from and against any Adverse Consequences suffered by Buyer Indemnitees by reason of all such breaches; provided, that neither Seller nor Parent shall have any obligation to indemnify any Buyer Indemnitees from and against any such Adverse Consequences to the extent the Adverse Consequences Buyer Indemnitees, in the aggregate, have suffered by reason of all such breaches exceeds an aggregate ceiling amount equal to 100% of the Purchase Price (after which point Seller and Parent shall have no obligation to indemnity Buyer Indemnitees from and against further such Adverse Consequences). Any due diligence or other investigation by or on behalf of Buyer shall not affect its reliance or right to rely on any representation or warranty made by Seller or Parent in this Agreement.

               (ii) Covenants and Obligations. In the event: (x) any of the covenants or obligations of Seller in Section 2, Section 4 or any other covenants or obligations of Seller in this Agreement are breached; and (y) Buyer makes a written claim for indemnification against Seller pursuant to Section 7(d), then

Seller and Parent agree to release, indemnify and hold harmless Buyer Indemnitees from and against any Adverse Consequences suffered by Buyer Indemnitees.

          (c) Indemnification Provisions for Benefit of Seller and Parent.

               (i) Representations and Warranties. In the event: (x) any of the representations or warranties of Buyer is breached; (y) there is an applicable survival period pursuant to Section 7(a); and (z) Seller or Parent makes a written claim for indemnification against Buyer pursuant to Section 7(d) within such survival period, then Buyer agrees to release, indemnify and hold harmless Seller Indemnitees and Parent Indemnitees from and against any Adverse Consequences suffered by such Seller Indemnitees or Parent Indemnitees by reason of all such breaches. Any due diligence or other investigation by or on behalf of Seller or Parent shall not affect their reliance or right to rely on any representation or warranty made by Buyer in this Agreement.

               (ii) Covenants and Obligations. In the event: (x) any of the covenants or obligations of Buyer in Section 2, Section 4, or any other covenants or obligations of Buyer in this Agreement are breached; and (y) Seller or Parent makes a written claim for indemnification against Buyer pursuant to Section 7(d), then Buyer agrees to release, indemnify and hold harmless Seller Indemnitees and Parent Indemnitees from and against any Adverse Consequences suffered by Seller Indemnitees or Parent Indemnitees.

               (iii) Canyon Fuel Liabilities. Buyer agrees to release, indemnify and hold harmless Seller Indemnitees or Parent Indemnitees from and against any and all duties, obligations and liabilities of Canyon Fuel existing as of, or arising after, the Closing Date, including, without limitation, the employee related liabilities and mine reclamation and closure obligations of Canyon Fuel and all related Adverse Consequences suffered by Seller Indemnitees or Parent Indemnitees.

               (iv) Guarantees. Buyer agrees to release, indemnify and hold harmless Seller Indemnitees or Parent Indemnitees from and against any and all claims, obligations and liabilities arising out of the Guarantees, or any of them, and all related Adverse Consequences suffered by Seller Indemnitees or Parent Indemnitees.

          (d) Matters Involving Third Parties.

               (i) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Section 7, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing. Failure to give prompt notice of a Third-Party Claim hereunder shall not affect the Indemnifying Party’s obligations, except to the extent that the Indemnifying Party is materially prejudiced by such failure to give prompt notice.

               (ii) The Indemnifying Party shall have the right to assume and thereafter conduct the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnified Party shall have the right to participate in any matter through counsel of its own choosing at its own expense; provided further, however, that the Indemnifying Party shall pay the fees and expenses of separate counsel for the Indemnified Party if (A) the Indemnifying Party has agreed to pay such fees and expenses or (B) the named parties to any such action or proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that the representation of both parties would be inappropriate due to actual or potential differing interests between them.

               (iii) The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be withheld or delayed unreasonably) unless the judgment or proposed settlement involves only the payment of money damages (accompanied by an acknowledgment that such amounts will be paid by the Indemnifying Party) and does not impose an injunction or other equitable relief upon the Indemnified Party and does not require any admission of wrongdoing or liability by the Indemnified Party.

               (iv) Unless and until the Indemnifying Party assumes the defense of the Third-Party Claim as provided in Section 7(d)(ii), the Indemnified Party may defend against the Third-Party Claim in any manner it reasonably may deem appropriate.

               (v) In no event shall the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be withheld or delayed unreasonably.

          (e) Determination of Amount of Adverse Consequences. The Adverse Consequences giving rise to any indemnification obligation hereunder shall be limited to the actual loss suffered by the Indemnified Party (i.e. reduced by any insurance proceeds or other payment or recoupment received, realized or retained by the Indemnified Party as a result of the events giving rise to the claim for indemnification net of any expenses related to the receipt of such proceeds, payment or recoupment, including retrospective premium adjustments, if any), but not reduced by any reduction in Taxes of the Indemnified Party (or the affiliated group of which it is a member) occasioned by such loss or damage. The amount of the actual loss and the amount of the indemnity payment shall be computed by taking into account the timing of the loss or payment, as applicable, using a 10% interest or discount rate, as appropriate. Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Section 7(e).

          (f) Compliance with Express Negligence Rule. ALL RELEASES, DISCLAIMERS, LIMITATIONS ON LIABILITY AND INDEMNITIES IN THIS AGREEMENT, INCLUDING THOSE IN THIS SECTION 7, SHALL APPLY EVEN IN THE EVENT OF THE SOLE, JOINT AND/OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF THE PARTY WHOSE LIABILITY IS RELEASED, DISCLAIMED, LIMITED OR INDEMNIFIED.

          (g) Tax Treatment of Indemnity Payments. All indemnification payments made under this Agreement, including any payment made under this Section 7, shall be made in cash and treated as purchase price adjustments for Tax purposes.

     8. Miscellaneous

          (a) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

          (b) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and assigns. No Party may assign, transfer or otherwise alienate either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties.

          (c) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

          (d) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	ITOCHU Coal International Inc.
555 17th Street, Suite 845
Denver, CO 80202
Attention: President and Chief Executive Officer
Fax: (303) 297-9868

with a copy to:

William Cernius
LATHAM & WATKINS LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925
Fax: (714) 755-8290

If to Parent:	ITOCHU Corporation
5-1 Kita-Aoyama 2-chome
Minato-ku, Tokyo 107-8077, Japan
Attention: General Manager, Coal Department
Fax: 011-81-3-3497-3470

with a copy to:

William Cernius
LATHAM & WATKINS LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925
Fax: (714) 755-8290

If to Buyer:	Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, MO 63141
Attention: General Counsel
Fax: (314) 994-2734

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail, or electronic mail). Delivery of written notices shall be effective (i) upon delivery, if sent by hand delivery, expedited courier or messenger service (in any such case, with a record of receipt) or by ordinary mail or (ii) on the next business day after the date of dispatch, if sent by telecopy, cable, facsimile, telegram, or electronic mail. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

          (e) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

          (f) Remedy and Waiver. From and after the Closing, the sole remedy of a Party in connection with (i) a breach or inaccuracy of the representations, or breach of warranties, in this Agreement or any certificate or other document delivered pursuant to this Agreement at Closing, or (ii) any failure by a Party to perform or observe any term, provision, covenant or agreement on the part of such Party to be performed or observed under this Agreement, shall, in each case, be the rights of such Party under Section 7 hereof to indemnification and to being released and held harmless, and, as a result, each Party hereby waives any claim or cause of action pursuant to common or statutory law or otherwise (except for fraud) against the other Party arising from any breach or failure described in (i) or (ii) above. Except for the representations, warranties and remedies expressly provided for by this Agreement, Buyer agrees that Seller and its Affiliates and representatives have not made any representation or warranty, and Buyer is relying on no other representation, warranty or remedy (under contract or law).

          (g) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

          (h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

          (i) Transaction Expenses. Each of Buyer, Seller and Parent shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

          (j) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall include any amendment to such Law now or hereinafter in effect, unless otherwise expressly set forth herein. The word “including” shall mean including without limitation. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural, and vice versa. All references herein to Sections or subdivisions thereof shall refer to the corresponding Section or subdivision thereof of this Agreement unless specific reference is made to such articles, sections or subdivisions of another document or instrument. Unless otherwise provided, any reference to any Person in this Agreement shall include such Person’s successors and assigns. The terms “will” and “shall” shall be interpreted to have the same meaning. The terms “herein,” “hereby,” “hereunder,” “hereof,” “hereinafter,” and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used. Each certificate delivered pursuant to this Agreement shall be deemed a part hereof, and any representation, warranty or covenant herein referenced or affirmed in such certificate shall be treated as a representation, warranty or covenant given in the correlated Section hereof on the date of such certificate. Additionally, any representation, warranty or covenant made in any such certificate shall be deemed to be made herein.

          (k) Entire Agreement. THIS AGREEMENT (INCLUDING THE DOCUMENTS REFERRED TO HEREIN) CONSTITUTES THE ENTIRE AGREEMENT AMONG THE PARTIES AND SUPERSEDES ANY PRIOR UNDERSTANDINGS, AGREEMENTS, OR REPRESENTATIONS BY OR AMONG THE PARTIES, WRITTEN OR ORAL, TO THE EXTENT THEY HAVE RELATED IN ANY WAY TO THE SUBJECT MATTER HEREOF.

*****

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first set forth in the preamble.

ARCH COAL, INC.

By:

Robert G. Jones
Vice President — Law, Secretary and General Counsel

ITOCHU COAL INTERNATIONAL INC.

By:

[Name]
[Title]

ITOCHU CORPORATION

By:

[Name]
[Title]